Exhibit 12.01

Ratios of Earnings to Fixed Charges
	Period from
	December 23,
	2004			Nine Months
	(Commencement)			Ended
	to December 31,	Year Ended December 31,		September 30,
	2004	2005	2006	2007
	(Dollars in thousands)

Earnings (Losses):
Income (loss) before income tax expense	$(291)	$46,016	$71,581	$13,666
Equity in losses of less than 50%-owned investments	—	—	1,540	449
Fixed charges, as shown below	49	177,442	372,615	300,346

Total Earnings (Losses)	(242)	223,458	445,736	314,461
Fixed Charges:
Interest expense	49	177,442	372,615	300,346

Total Fixed Charges	49	177,442	372,615	300,346

Ratio of Earnings to Fixed Charges(1)	n/a	1.26	1.20	1.05

Deficiency(1)	(291)	n/a	n/a	n/a

(1)	The Ratio of Earnings to Fixed Charges was negative for the period from December 23, 2004 (commencement) to December 31, 2004, therefore only the deficiency is required to be reported.

n/a	not applicable